**Navian Capital Securities, LLC**

SEC File Number 8-67695

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2023 and
Independent Auditors' Report
and Supplementary Information

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
*Certified Public Accountants*

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**ANNUAL AUDIT REPORT**

Year ended December 31, 2023

Navian Capital Securities, LLC
**(Name of Respondent)**


425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
**(Address of Principal Executive Office)**

Mr. Tim Bonacci
Navian Capital Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(513) 271-0759
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-67695 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navian Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 Walnut Street, Suite 2410
(No. and Street)

| Cincinnati | OH | 45202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Bob Jenkins | (513) 878-1090 | bjenkins@naviancapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company, Inc.
(Name – if individual, state last, first, and middle name)

| 7800 E. Kemper Road | Cincinnati | OH | 45249 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/17/2009 | 3876 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**







## OATH OR AFFIRMATION

I, Bob Jenkins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navian Capital Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

NOTARY PUBLIC STATE OF OHIO

TIMOTHY B ROTH JR
Notary Public, State of Ohio
My Comm. Expires 12/2/2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Navian Capital Securities, LLC

## Table of Contents



Flynn& Company
CPAs & Business Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Navian Capital Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Navian Capital Securities, LLC as of December 31, 2023, the related statements of comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navian Capital Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Navian Capital Securities, LLC's management. Our responsibility is to express an opinion on Navian Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navian Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Navian Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Navian Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Navian Capital Securities, LLC's auditor since 2008.
March 14, 2024
Cincinnati, OH

**NAVIAN CAPITAL SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

| | | |
|---|---|---|
| **Assets** | | |
| Current Assets | | |
| Cash and cash equivalents | $ | 291,372 |
| Accounts receivable | | 332,829 |
| Investments | | 8,997 |
| Prepaids and other current assets | | 20,837 |
| Total current assets | | 654,035 |
| Restricted cash | | 25,015 |
| Fixed assets, net | | 55 |
| **Total Assets** | $ | 679,105 |
| **Liabilities and Member's Equity** | | |
| Current Liabilities | | |
| Accounts payable | $ | 264,979 |
| Accrued liabilities | | 115,801 |
| Total current liabilities | | 380,780 |
| Member's Equity | | 298,325 |
| **Total Liabilities and Member's Equity** | $ | 679,105 |

The accompanying notes are an integral part of these statements.

**NAVIAN CAPITAL SECURITIES, LLC**
**STATEMENT OF COMPREHENSIVE INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

**Revenues**

| | | |
|---|---|---:|
| Trade spread | $ | 3,230,021 |
| | | |
| Total Revenues | | 3,230,021 |

**Expenses**

| | |
|---|---:|
| Payroll and related expenses | 2,190,251 |
| Clearing fees | 518,436 |
| Professional fees | 164,379 |
| Technology expense | 58,429 |
| Licensing and registration | 25,883 |
| Marketing | 20,847 |
| Occupancy expense | 12,000 |
| Employee benefits | 3,252 |
| Other | 5,150 |
| Depreciation | 1,153 |
| | |
| Total Expenses | 2,999,780 |

**Other Income and Expenses**

| | |
|---|---:|
| Interest expense | (72) |
| | |
| Total Other Expenses, net | (72) |

**Net Income**     230,169

**Other Comprehensive Income**

| | |
|---|---:|
| Unrealized gain on available for sale securities | 125,116 |

**Total Comprehensive Income**     $ 355,285

The accompanying notes are an integral part of these statements.

**NAVIAN CAPITAL SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | Common Stock | Accumulated Other Comprehensive Income | Accumulated Deficit | Total Equity |
|---|---|---|---|---|
| **Balance at December 31, 2022** | $ 1,000,000 | $ (184,221) | $ (617,739) | $ 198,040 |
| Net Income | - | - | 230,169 | 230,169 |
| Distributions | (255,000) | - | - | (255,000) |
| Net change in unrealized loss on available-for-sale securities | - | 125,116 | - | 125,116 |
| **Balance at December 31, 2023** | $ 745,000 | $ (59,105) | $ (387,570) | $ 298,325 |

The accompanying notes are an integral part of these statements.

**NAVIAN CAPITAL SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Income | $ | 230,169 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 1,153 |
| Increase in accounts receivable | | (97,152) |
| Decrease in investments | | 740,569 |
| Increase in prepaid expense | | (384) |
| Increase in accounts payable | | 69,707 |
| Decrease in accrued liabilities | | (715,319) |
| Net cash provided by operating activities | | 228,743 |
| **Cash Flows from Financing Activities:** | | |
| Member distributions | | (255,000) |
| Net cash used in financing activities | | (255,000) |
| Net decrease in cash and cash equivalents | | (26,257) |
| **Cash and cash equivalents, beginning of year** | | 317,629 |
| **Cash and cash equivalents, end of year** | $ | 291,372 |

The accompanying notes are an integral part of these statements.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Company and Operations*

Navian Capital Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Navian Capital, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

*Basis of Presentation*

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

*Accounts Receivable*

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2023, management had determined that no allowance for doubtful accounts is required.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

| | |
|---|---|
| Leasehold improvements | 5 years |
| Office equipment | 7 years |
| Furniture and fixtures | 7 years |
| Computer equipment | 3 years |

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $1,000.

### Investments

The Company accounts for investments in accordance with the provisions of *Accounting for Certain Investments in Debt and Equity Securities* per the ASC standards which require that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains on trading securities are included in earnings currently. Securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

### Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $100,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $257,061 at December 31, 2023. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 1.2164 to 1 at December 31, 2023.

### Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

### Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Income Taxes (Continued)*

The Company follows the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions.

*Subsequent Events*

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through March 14, 2024, which was the date the financial statements were available to be issued for the year ended December 31, 2023.

## NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform these services. As of December 31, 2023, the Company was above the minimum amount set forth in the agreement.

## NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2023, were as follows:

|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Equity linked CDs | $ 10,160 | $ - | $ (160) | $ 10,000 |
| Equity linked Notes | 57,942 | 55 | (59,000) | (1,003) |
| Total securities available for sale | $ 68,102 | $ 55 | $ (59,160) | $ 8,997 |

## NOTE D – FAIR VALUE MEASUREMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as require by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the

lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

**NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)**

*Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

*Level 2* – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3* – Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

***Assets Measured at Fair Value on a Recurring Basis***

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2023, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| | December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
| Equity linked CDs | $ - | $ - | $ 10,000 | $ 10,000 |
| Equity linked Notes | - | - | (1,003) | (1,003) |
| Total assets at fair value | $ - | $ - | $ 8,997 | $ 8,997 |

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

**NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)**

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2023:

| | Beginning Balance | Unrealized Gains and (Losses) Related to Assets Held at Year End | Purchases, Issuances, and Settlements | Transfers In | Ending Balance |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Equity linked CDs | $ 29,037 | $ (160) | $ (18,877) | $ - | $ 10,000 |
| Equity linked Notes | 595,413 | (58,945) | (537,471) | - | (1,003) |
| Total assets | $ 624,450 | $ (59,105) | $ (556,348) | $ - | $ 8,997 |

The following table provides information on the valuation techniques, significant unobservable inputs and the ranges of values for those for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2023. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

| | Balance at December 31, 2023 | Valuation Technique | Significant Unobservable Inputs | Range |
|---|---|---|---|---|
| Assets: | | | | |
| Equity linked CDs | $ 10,000 | Internally Developed Model | Price | N/A |
| Equity linked Notes | $ (1,003) | Internally Developed Model | Price | N/A |

The Company's remaining asset and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

## NOTE E – FIXED ASSETS

Fixed assets consisted of the following at December 31, 2023:

|  | 2023 |
|---|---|
| Furniture and fixtures | $ 4,673 |
| Office equipment | 6,846 |
| Computer equipment | 11,135 |
|  | 22,654 |
| Less accumulated depreciation | (22,599) |
| Fixed assets, net | $ 55 |
| Depreciation expense | $ 1,153 |

## NOTE F – RELATED PARTIES

The Company has an expense sharing agreement with the Member for the allocation of rent and office expenses, employee benefits and legal fees. During 2023, the Company incurred rent, office, benefits and legal expenses relating to this agreement totaling $15,252.

## NOTE G – REVENUE RECOGNITION

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

*Distribution fees*

The Company enters into arrangements with issuers of market-linked certificates of deposit and market-linked notes, both considered securities, to distribute to its broker-dealer customers. The Company may receive distribution fees paid on trade date of the securities. The Company believes that its performance obligation is the sale of securities to broker-dealers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable distribution fees for its sale of securities to customers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the security or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**NOTE G – REVENUE RECOGNITION (CONTINUED)**

*Referral fees*

The Company enters into arrangements with banks and credit unions ("Deposit Institutions"), and separately with issuers ("Issuers") of structured products, where such Deposit Institutions seek to increase deposits and offset lending via the issuance of market-linked certificates of deposit. These instruments are considered securities and are distributed in the name of the Deposit Institution either to its existing clients or new clients. In order to complete the security transaction on a monthly basis, the Deposit Institution must purchase an option from an Issuer. The Company may receive a referral fee paid on trade date of the securities from the option referral to an Issuer. For these reasons, the Company considers its customer to be the Issuer, as the Company is referring option transactions to the Issuer for compensation. The Company believes that its performance obligation is the referral of option transactions on securities to Issuers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable referral fees for its referral of option transactions to Issuers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the option is transacted for the security or purchaser of the option is identified, the pricing is agreed upon and the risks and rewards of ownership of the option have been transferred to/from the customer.

**NAVIAN CAPITAL SECURITIES, LLC**
**SCHEDULE I -COMPUTATION OF NET CAPITAL**
**PURSUANT TO RULE 15c3-1**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2023**

| | | |
|---|---|---|
| **Net Capital:** | | |
| Member's equity | $ | 298,325 |
| Nonallowable assets | | (37,131) |
| Haircuts on securities | | (4,133) |
| **Net Capital** | | 257,061 |
| **Minimum Capital Required to be Maintained** | | |
| (Greater of $100,000 or 6-2/3% of aggregate indebtedness) | | (100,000) |
| **Excess Net Capital** | $ | 157,061 |
| **Aggregate Indebtedness to Net Capital** | $ | 312,679 |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 1.2164 to 1 |

There are no material reconciling items between the amounts presented above and the amounts as reported in Navian Capital Securities, LLC's unaudited FOCUS Report as of December 31, 2023. Therefore, no reconciliation of the two computations is deemed necessary.

**NAVIAN CAPITAL SECURITIES, LLC**
**SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE**
**REQUIREMENTS AND INFORMATION FOR POSSESSION**
**OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2023**

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(i) of the Rule.



Flynn & Company
CPAs & Business Consultants

**Independent Registered Public Accounting Firm**

To the Member
Navian Capital Securities, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Navian Capital Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(i),* (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(2)(i),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

March 14, 2024
Cincinnati, OH

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

Navian Capital Securities, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER

RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2023

Navian Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) exemption provision.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Navian Capital Securities, LLC
[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer



**Report of Independent Registered Public Accounting Firm Accountant's
Report on Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation**

To the Member
Navian Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Navian Capital Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance

with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Flynn & Company, Inc.*

March 14, 2024
Cincinnati, OH

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
| --- | --- |
| NAVIAN CAPITAL SECURITIES LLC | 8-67695 |

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

| | | | |
| --- | --- | --- | --- |
| 1 | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 3,355,136.00 |
| 2 | Additions: | | |
| a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| b | Net loss from principal transactions in securities in trading accounts. | | |
| c | Net loss from principal transactions in commodities in trading accounts. | | |
| d | Interest and dividend expense deducted in determining item 1. | | |
| e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| g | Net loss from securities in investment accounts. | | |
| h | Add lines 2a through 2g. This is your **total additions.** | | $ 0.00 |
| 3 | Add lines 1 and 2h | | $ 3,355,136.00 |
| 4 | Deductions: | | |
| a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| b | Revenues from commodity transactions. | | |
| c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 518,436.00 | |
| d | Reimbursements for postage in connection with proxy solicitations. | | |
| e | Net gain from securities in investment accounts. | | |
| f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| h | Other revenue not related either directly or indirectly to the securities business. | | |
| | ***Deductions in excess of $100,000 require documentation*** | | |
| 5 a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | |
| b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| c | Enter the greater of line 5a or 5b | $ 0.00 | |
| 6 | Add lines 4a through 4h and 5c. This is your **total deductions**. | | $ 518,436.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

**GENERAL ASSESSMENT FORM**

For the fiscal year ended   12/31/2023

| | | | |
|---|---|---|---|
| **7** | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | $ 2,836,700.00 |
| **8** | Multiply line 7 by .0015. This is your **General Assessment**. | | $ 4,255.00 |
| **9** | Current overpayment/credit balance, if any | | $ 0.00 |
| **10** | General assessment from last filed _2023_ SIPC-6 or 6A | $ 1,972.00 | |
| **11** a | Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s) | $ 0.00 | |
| **b** | Any other overpayments applied | $ 0.00 | |
| **c** | All payments applied for _2023_ SIPC-6 and 6A(s) | $ 1,972.00 | |
| **d** | Add lines 11a through 11c | $ 1,972.00 | |
| **12** | **LESSER** of line 10 or 11d. | | $ 1,972.00 |
| **13** a | Amount from line 8 | $ 4,255.00 | |
| **b** | Amount from line 9 | $ 0.00 | |
| **c** | Amount from line 12 | $ 1,972.00 | |
| **d** | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | $ 2,283.00 |
| **14** | Interest (see instructions) for ___0___ days late at 20% per annum | | $ 0.00 |
| **15** | **Amount you owe SIPC**. Add lines 13d and 14. | | $ 2,283.00 |
| **16** | Overpayment/credit carried forward (if applicable) | | $ 0.00 |

| SEC No.<br>8-67695 | Designated Examining Authority<br>DEA: FINRA | FYE<br>2023 | Month<br>Dec |
|---|---|---|---|
| MEMBER NAME<br>MAILING ADDRESS | NAVIAN CAPITAL SECURITIES LLC<br>425 WALNUT ST STE 2410<br>CINCINNATI, OH  45202<br>UNITED STATES | | |

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| NAVIAN CAPITAL SECURITIES LLC | Sarah Russell |
|---|---|
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/29/2024 | srussell@cxgllc.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***